UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes SQM’s Earnings Release for the nine-month period ended on September 30, 2004

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant’s name into English)

El Trovador 4285, 6th Floor, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                        Form 20-F            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                        Yes             No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos
Ricardo Ramos
Chief Financial Officer

Date: November 9, 2004

FOR IMMEDIATE RELEASE

SQM REPORTS EARNINGS FOR THE FIRST NINE MONTHS OF 2004

Highlights

•	Third quarter 2004 earnings increased 94% to US$0.98 per ADR from US$0.50 per ADR for the third quarter 2003.

•	Earnings per ADR increased 54% from US$1.37 for the nine-month period ended September 30, 2003, to US$2.11 for the nine-month period ended September 30, 2004.

•	Demand and prices continue to recover in the Company’s most important markets.

Santiago, Chile, November 9, 2004.-Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM, SQMA; Santiago Stock Exchange: SQM-B, SQM-A) reported today earnings for the third quarter of 2004, which reached US$25.7 million (US$0.98 per ADR), 94% higher than the US$13.3 million recorded during the same period of the previous year. Operating income for the third quarter reached US$39.6 million, 49% higher than the US$26.6 million reported for the same period during 2003. Revenues totaled US$223.7 million, approximately 10% higher than the US$203.2 million recorded for the same period of 2003.

SQM’s Chief Executive Officer, Patricio Contesse, stated “The strong third quarter helped us consolidate an already positive year, which we expect will continue with the upward trend observed so far. Market conditions have significantly improved due to increased demand and tighter supply, which has also pushed prices up”. He added, “These positive effects have been partially offset by rising freight costs, strengthening of the Chilean peso and increasing energy costs”.

Earnings for the first nine months of 2004 reached US$ 55.6 million (US$ 2.11 per ADR), 54% higher than the US$ 36.1 million reported for the first nine months of the previous year. Operating income reached US$ 93.4 million (15.5% of revenues), higher than the US$67.1 million (12.7% of revenues) of the first nine months of 2003. Revenues obtained during the first nine months of 2004 reached US$603.6 million, approximately 14% higher than the US$528.2 million reported for the same period of the previous year.

The analysis of the different business areas is the following:

1.- Specialty Fertilizers

During the third quarter of 2004 revenues reached US$123.5 million, 25.8% higher than the US$98.2 million recorded for the third quarter of 2003.

Revenues for specialty fertilizers for the first nine months of 2004 reached US$329,8 million, 20.6% higher than the US$273.5 million of the same period of the previous year.

Higher revenues obtained during the first nine months are mainly explained by:

•	Increase in potassium-related fertilizers to North America, Europe and Latin America, especially in Brazil, due to the continuous growth of demand and the positive effects of the commercial agreement with Yara International(1). Although the additional volumes destined to these markets were offset by lower volumes sent to China, the net effect was positive as the Company improved its product mix (favoring higher margin products) and experienced higher pricing in most of its product lines.

•	Higher sales of tailor-made blended fertilizers due to additional marketing efforts carried out by the Company. Consistent with its strategy of providing higher value to its customers, the Company has recently signed an agreement to produce and commercialize water soluble fertilizers in South Asia. The new plant, managed through a joint venture with a local partner will be located in Thailand and is scheduled to be commissioned during second half 2005. This effort comes to complement the steps taken in Egypt, where SQM, in association with Yara is building a liquid fertilizer facility that should be commissioned during first half 2005, and in Turkey, where SQM, in association with a local partner is building an NPK facility to supply the domestic market.

•	Higher sales volumes related to the trading of non-SQM specialty fertilizers, as the Company consolidates its full service market position in Mexico and Chile

•	Potassium sulfate sales volumes increased during the third quarter, confirming SQM’s previous expectations regarding higher full year sales compared to 2003

Demand for specialty fertilizers continues to be strong, with an estimated growth rate for the year 2004 of approximately 6%, resulting in sustained price increases in most of our markets. To the traditional drivers of market growth (scarcity of arable land and water and demand for higher quality crops) we note that potassium demand has increased in the world to compensate the imbalance observed among the main three plant nutrients (nitrogen, phosphorus and potassium). This has benefited all forms of potassium-based fertilizers, including our potassium nitrate and potassium sulfate. Additionally, the price increase in potash, a raw material in the production of potassium-based specialty fertilizers, helps strengthen the price environment for the future.

On the other side, and impacting all of our business lines, during this year freight costs have negatively impacted our costs as world demand for commodities continues to increase (affecting ship availability) and oil prices are higher, especially during the last months. Finally, the Chilean peso has appreciated, negatively affecting our costs in Chilean pesos.

Specialty fertilizers gross margin(2) for the first nine months of 2004 was approximately US$18 millionhigher than the margin of the same period of the previous year.

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2.- Industrial Chemicals

During the third quarter of 2004 revenues reached US$18.1 million, similar to the US$17.7 million recorded for the third quarter of 2003.

Revenues for industrial chemicals for the first nine months of 2004 reached US$53.4 million, 6.0% lower than the US$56.9 million of the same period of the previous year.

This decrease in revenues is explained by the reduction in sodium sulfate and boric acid sales due to their lower production.

Industrial nitrates’ up-to-date revenues, which represent more than 85% of the business line’s revenues, remained relatively flat when compared on a year-over-year basis. Increased mining activity and infrastructure development has resulted in increased demand in the explosives and glass industries, which were offset by lower sales to the Chinese markets.

Industrial nitrates average prices for the first nine months of 2004 were higher than last year’s prices.

Industrial chemicals gross margin for the first nine months of 2004 was similar to the gross margin of the same period of the previous year.

3.- Iodine and iodine derivatives

During the third quarter of 2004 revenues reached US$27.0 million, 26.5% higher than the US$21.3 million recorded for the third quarter of 2003.

Revenues for iodine and iodine derivatives for the first nine months of 2004 reached US$81.5 million, 25.1% higher than the US$65.1 million of the same period of the previous year.

Higher revenues obtained during the period reflect a healthy demand, which is estimated to be growing at approximately 5% this year. The main drivers continue to be x-ray contrast media, biocides, electronics and pharmaceutical uses and higher sales to the Chinese markets, mainly to the pharmaceutical and disinfectant industries.

On the supply side, SQM has been able to capture a large part of the market growth. In line with this, and considering the positive prospects of the industry for the next years, the Company has already begun its announced plan to increase iodine capacity by 30%.

In line with the supply-demand dynamics, sales prices have steadily increased by approximately US$2 per kilogram during the period.

Iodine and iodine derivatives gross margin for the first nine months of 2004 was approximately US$9 million higher than the gross margin of the previous year.

4.- Lithium and lithium derivatives

During the third quarter of 2004 revenues reached US$16.9 million, 26.1% higher than the US$13.4 million recorded for the third quarter of 2003.

Revenues for lithium and lithium derivatives for the first nine months of 2004 reached US$45.1 million, 21.9% higher than the US$37.0 million of the same period of the previous year.

The increase in revenues observed during the first nine months is mainly related to higher sales volumes of lithium carbonate battery grade and higher sales volumes to the glass, frits and air conditioning markets, which are related to world infrastructure growth.

Lithium carbonate sales prices during the first nine months of 2004 were approximately 5% higher than the sales prices of the previous year.

Lithium and lithium derivatives gross margin for the first nine months of 2004 was approximately US$3 million higher than the gross margin of the previous year.

5.- Others

Potassium chloride

Third quarter 2004 revenues reached US$12.7 million, 16.5% lower than the US$15.2 million recorded for the third quarter of 2003. Revenues for the first nine months of 2004 reached US$30.1 million, similar to the US$30.5 million of the same period of the previous year.

As mentioned before, the potassium chloride market has been strongly benefited by an increase in potassium demand worldwide, which has positively affected the price environment. Lower potash revenues relate to lower sales volumes to third parties as the company has increased its usage in the production of potassium nitrate.

Other commodity fertilizers

Sales of other commodity fertilizers remained relatively constant during the first 9 months of the year, reaching US$63.7 million compared to the US$65.1 million of the same period of 2003.

Selling and Administrative Expenses

Selling and Administrative Expenses reached US$39.6 million (6.6% of revenues) during the first nine months of 2004 compared to the US$36.3 million (6.9% of revenues) recorded during the first nine months of 2003.

Non-operating income for the first nine months of 2004 shows a US$14.1 million loss which positively compares to a US$16.7 million loss for the same period of the previous year. The main variations in the non-operating income were the following:

•	On August 18, 2004, the Company sold its 14.05% stake in Empresas Melón at a public auction carried out in the Santiago Stock Exchange. The transaction involved 653,748,837 shares, which, at a price of Ch$67 per share, reported to the Company approximately US$69.3 million in cash and an after-tax profit of approximately US$6 million(3). This non-core asset had been held by SQM since 1998 when it sold its cement project to Empresas Melón. The sale of this investment in Empresas Melón reaffirms SQM strategy to focus in and strengthen its main businesses: specialty fertilizers, iodine and lithium.

•	Net financial expenses(4) decreased from US$(15.8) million in the first nine months of 2003 to US$(13.0) million in the first nine months of 2004. The Company reduced its net financial debt(5) by approximately US$124.8 million in the last twelve months, strongly influenced by the sale of the stake in Empresas Melón S.A.

•	During the first nine months of 2003, the Company recorded exchange gains of approximately US$2.8 million whereas during 2004 there have been exchange losses of approximately US$2.5 million.

Outlook for the year 2004

Considering the improved market conditions for most of the company’s products we believe that the fourth quarter will be positive for the Company, yielding higher earnings and operating income than in the same period of the year 2003, continuing with the positive trend observed so far.

Notes:

(1) Yara International ASA, a Norwegian company, participates indirectly on Sociedad de Inversiones Pampa Calichera, which is in turn owner of 37.5% of Series A shares of SQM. During the last general shareholders meeting, Yara elected one out of eight SQM’s directors.

(2) Gross margin corresponds to consolidated revenues less total costs, including depreciation and excluding sales and administration expenses.

A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining, crushing, leaching, etc.) which are distributed among the different final products. To estimate gross margins by business lines in both periods covered by this report, the Company employed a similar criteria on the allocation of common costs to the different business areas. This gross margin distribution should be used only as a general and approximated reference of the margins by business line.

(3) Under non-operating, other income, the company has reflected a gain of approximately US$8 million. Under taxes, the company has reflected a tax charge of approximately US$2 million.

(4) Net financial expenses correspond to total financial expenses net of financial income during the period.

(5) Net financial debt corresponds to interest bearing debt less cash and cash equivalents at the end of each period.

SQM is an integrated producer and distributor of specialty fertilizers, industrial chemicals and iodine and lithium. Its products are based on the development of high quality natural resources that allow the Company to be leader in costs, supported by a specialized international network with sales in over 100 countries. SQM’s development strategy aims to maintain and strengthen the world leadership in its three main businesses: specialty fertilizers, iodine and lithium.

This leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets where it participates. SQM’s main competitive advantages in its different businesses are:

•	Low production costs based in vast and high quality natural resources.
•	Know how and its own technological developments in its various production processes.
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs.
•	High market share in all its core products: 40% world lithium market, 29% world iodine market and 50% world potassium nitrate market.
•	International sales offices with offices in more than 20 countries and sales in over 100 countries.
•	Sales synergies due to the production of a complete range of specialty fertilizers.
•	Continuous new product development according to the specific needs of its different customers.
•	Conservative and solid financial position

For further information contact: Patricio Vargas, 56-2-4252274 / 56-2-4252485 / pvargas@sqm.cl

Statements in this release concerning the Company’s business outlook or future economic performances, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth, together with other statements that are not historical facts, are “forward-looking statements” as that term is defined under the Federal Securities Laws. Any forward-looking statements are estimates, reflecting the best judgment of SQM based on currently available information and involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Risks, uncertainties, and factors that could affect the accuracy of such forward-looking statements, are identified in the public filing made with the Securities and Exchange Commission, and forward-looking statements should be considered in light of those factors.

Income Statement

(US$ Millions)	For the 3rd Quarter		For the 9-month period ended Sept. 30,
	2004	2003	2004	2003

Revenues	223,7	203,2	603,6	528,2

Specialty Fertilizers	123,5	98,2	329,8	273,5
Potassium nitrate and Blended Fertilizers(1)	109,1	91,4	298,1	250,3
Potassium Sulfate	14,4	6,8	31,7	23,2
Industrial Chemicals	18,1	17,7	53,4	56,9
Industrial Nitrates	16,5	15,3	47,3	47,0
Sodium Sulfate	0,9	1,1	3,3	5,8
Boric Acid	0,7	1,2	2,9	4,1
Iodine and iodine derivatives	27,0	21,3	81,5	65,1
Lithium and lithium derivatives	16,9	13,4	45,1	37,0
Other Income	38,2	52,6	93,8	95,7
Potassium Chloride (Potash)	12,7	15,2	30,1	30,5
Others	25,5	37,4	63,7	65,1

Cost of Goods Sold	(156,0)	(149,2)	(425,1)	(379,6)
Depreciation	(15,9)	(15,1)	(45,5)	(45,1)

Gross Margin	51,9	38,9	133,0	103,5

Selling and Administrative Expenses	(12,2)	(12,4)	(39,6)	(36,3)

Operating Income	39,6	26,6	93,4	67,1

Non-Operating Income	(3,2)	(7,4)	(14,1)	(16,7)
Financial Income	1,0	1,1	2,6	2,5
Financial Expenses	(4,9)	(5,6)	(15,6)	(18,2)
Capitalized Interest (2)	0,4	0,5	1,2	1,8
Others	0,3	(3,3)	(2,2)	(2,8)

Income Before Taxes	36,4	19,2	79,4	50,4
Income Tax	(8,4)	(4,5)	(19,8)	(12,3)
Other Items	(2,3)	(1,4)	(3,9)	(2,0)

Net Income	25,7	13,3	55,6	36,1
Net Income per ADR (US$)	0,98	0,50	2,11	1,37

(1)	Includes Blended Fertilizers, Yara Specialty Fertilizers and Other Specialty Fertilizers
(2)	Capitalized Interests in fixed assets
(3)	Income inv. related companies - loss inv. related companies

Balance Sheet

(US$ Millions)	As of Sept. 30
	2004	2003

Current Assets	614,0	522,0
Cash and cash equivalents (1)	115,4	78,5
Account receivables (2)	198,0	183,8
Inventories	260,6	227,8
Others	40,1	31,8

Fixed Assets	671,6	705,5

Other Assets	77,8	134,4
Investment in related companies (3)	19,5	66,7
Others	58,3	67,7

Total Assets	1.363,4	1.361,9

Current Liabilities	159,9	121,7
Short term interest bearing debt	55,0	35,0
Others	104,9	86,7

Long-Term Liabilities	246,2	342,9
Long term interest bearing debt	200,0	308,0
Others	46,2	34,9

Minority Interest	31,1	26,0

Shareholders’ Equity	926,3	871,3

Total Liabilities	1.363,4	1.361,9

Current Ratio (4)	3,8	4,3
Debt / Total capitalization (5)	21,0%	27,7%

(1)	Cash + time deposits + marketable securities
(2)	Account receivables + account receivables from related co.
(3)	Investment in related companies net of goodwill and neg. goodwill
(4)	Current assets / current liabilities
(5)	Interest bearing debt/ (Interest bearing debt + Equity+ Minority Int.)